SUNRISE REALTY TRUST, INC.
525 Okeechobee Blvd., Suite 1650
West Palm Beach, FL 33401
January 24, 2025
Via EDGAR Transmission
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Washington, D.C. 20549

Re:	Sunrise Realty Trust, Inc. Registration Statement on Form S-11 (File No. 333-284367)
Ladies and Gentlemen:
Sunrise Realty Trust, Inc. (the “Registrant”) hereby respectfully withdraws its request that the Securities and Exchange Commission accelerate the effective date of the above-captioned Registration Statement on Form S-11 (File No. 333-284367) (the “Registration Statement”) so that it becomes effective on January 24, 2025, at 4:00 P.M., Eastern Time.
In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the Registrant hereby requests the acceleration of the effective date of the Registration Statement so that it will become effective on January 27, 2025, at 4:30 P.M., Eastern Time, or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may request via telephone call to the staff.
Please contact Jeeho Lee of O’Melveny & Myers LLP, counsel to the Registrant, at (212) 326-2266, or in her absence, Yoon-jee Kim at (212) 728-5867, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely,

Sunrise Realty Trust, Inc.

By:	/s/ Brandon Hetzel
Brandon Hetzel
Chief Financial Officer and Treasurer

cc:	Jeeho Lee, O’Melveny & Myers LLP
Yoon-jee Kim, O’Melveny & Myers LLP